SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Ablynx NV

(Name of Subject Company)

Ablynx NV

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing one Share

(Title of Class of Securities)

ISIN BE0003877942 (Shares)

CUSIP 00372Y105 (ADSs)

(CUSIP Number of Class of Securities)

Edwin Moses

Chief Executive Officer

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

+32 9 262 00 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Mitchell S. Bloom James A. Matarese Blake Liggio Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Lars Van Bever Robin Van Gysel Eubelius CVBA Louizalaan 99 Avenue Louise B-1050 Brussels +32 2 543 31 00

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates to the proposed voluntary takeover bid in cash by Sanofi, société anonyme, a company organized under the laws of France (the “Offeror”), for all of the issued and outstanding ordinary shares (the “Shares”), American Depositary Shares issued by J.P. Morgan Chase Bank, N.A., acting as depositary (“ADSs”), warrants to acquire Shares (the “Warrants”) and 3.25% senior unsecured convertible bonds due May 27, 2020 (the “Convertible Bonds”) of Ablynx NV, a public limited liability company incorporated in the form of a naamloze vennootschap under the laws of Belgium (the “Company” or “Ablynx”).

The information set forth in the Form 6-K filed by the Company on January 29, 2018 is incorporated herein by reference.

FORWARD-LOOKING INFORMATION

THIS COMMUNICATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND ESTIMATES WITH RESPECT TO THE ANTICIPATED FUTURE PERFORMANCE OF ABLYNX AND THE MARKET IN WHICH IT OPERATES AND STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE TENDER OFFER, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE TENDER OFFER, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED, THE IMPACT OF GENERAL ECONOMIC, INDUSTRY, MARKET OR POLITICAL CONDITIONS, AND THE OTHER RISKS AND UNCERTAINTIES DISCUSSED IN ABLYNX’S PUBLIC FILINGS WITH THE SEC, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY THE OFFEROR AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY ABLYNX. CERTAIN OF THESE STATEMENTS, FORECASTS AND ESTIMATES CAN BE RECOGNISED BY THE USE OF WORDS SUCH AS, WITHOUT LIMITATION, “BELIEVES”, “ANTICIPATES”, “EXPECTS”, “INTENDS”, “PLANS”, “SEEKS”, “ESTIMATES”, “MAY”, “WILL” AND “CONTINUE” AND SIMILAR EXPRESSIONS. THEY INCLUDE ALL MATTERS THAT ARE NOT HISTORICAL FACTS. SUCH STATEMENTS, FORECASTS AND ESTIMATES ARE BASED ON VARIOUS ASSUMPTIONS AND ASSESSMENTS OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH WERE DEEMED REASONABLE WHEN MADE BUT MAY OR MAY NOT PROVE TO BE CORRECT. ACTUAL EVENTS ARE DIFFICULT TO PREDICT AND MAY DEPEND UPON FACTORS THAT ARE BEYOND ABLYNX’S CONTROL. THEREFORE, ACTUAL RESULTS, THE FINANCIAL CONDITION, PERFORMANCE, TIMING OR ACHIEVEMENTS OF ABLYNX, OR INDUSTRY RESULTS, MAY TURN OUT TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS, FORECASTS AND ESTIMATES. GIVEN THESE UNCERTAINTIES, NO REPRESENTATIONS ARE MADE AS TO THE ACCURACY OR FAIRNESS OF SUCH FORWARD-LOOKING STATEMENTS, FORECASTS AND ESTIMATES. FURTHERMORE, FORWARD-LOOKING STATEMENTS, FORECASTS AND ESTIMATES ONLY SPEAK AS OF THE DATE OF THIS COMMUNICATION. THE OFFEROR AND ABLYNX DISCLAIM ANY OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT, FORECAST OR ESTIMATES TO REFLECT ANY CHANGE IN ABLYNX’S EXPECTATIONS WITH REGARD THERETO, OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT, FORECAST OR ESTIMATE IS BASED, EXCEPT TO THE EXTENT REQUIRED BY BELGIAN LAW.

IMPORTANT ADDITIONAL INFORMATION FOR U.S. INVESTORS

THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER A RECOMMENDATION, AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES OF ABLYNX.

AT THE TIME THE TENDER OFFER IS COMMENCED, SANOFI WILL FILE, OR CAUSE TO BE FILED, A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, ABLYNX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9. HOLDERS OF SECURITIES ARE URGED TO CAREFULLY REVIEW THE DOCUMENTS THAT WILL BE FILED BY SANOFI AND ABLYNX WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, ARE AVAILABLE TO ALL HOLDERS OF SECURITIES OF ABLYNX AT NO EXPENSE TO THEM. THESE DOCUMENTS ARE AVAILABLE FOR FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. ADDITIONAL COPIES MAY BE OBTAINED FOR FREE BY CONTACTING ABLYNX AT ABLYNX@CONSILIUM-COMMS.COM OR ON ABLYNX’S WEBSITE AT WWW.ABLYNX.COM/INVESTORS/OVERVIEW.

YOU SHOULD READ THE FILINGS MADE BY SANOFI AND ABLYNX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER.